
07001067

SECURITIES AND EXCHANGE COMMISSION

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 6 2007
WASH, D.C.
190

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~031990~~ 45593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING SEPTEMBER 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARADIGM EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1216 KENDALE BLVD.
(No. and Street)

EAST LANSING	MI	48826
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHELLE SHIPMAN (517) 337-5423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANER, COSTERISAN & ELLIS, P.C.
(Name – *if individual, state last, first, middle name*)

544 CHERBOURG DRIVE, SUITE 200	LANSING	MI	48917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHELLE SHIPMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARADIGM EQUITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRINCIPAL FINANCIAL OFFICER

Title

KATHLEEN S. JOHNSON
Notary Public, Ingham Co., MI
My Comm. Expires Dec. 25, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXX CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

February 21, 2007

We have audited the accompanying statement of financial condition of Paradigm Equities, Inc. as of December 31, 2006, and the related statements of income and retained earnings and cash flows for the period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paradigm Equities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Maner, Costerisan & Ellis P.C.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

PARADIGM EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and equivalents	$ 3,989,232
Commissions receivable	529,720
Prepaid expense	20,549
Total current assets	4,539,501
Equipment, net of accumulated depreciation	10,000
Securities owned, not readily marketable	3,300
	$ 4,552,801

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 216,537
Commissions payable and related items	288,461
Due to affiliates	11,961
Single business tax payable	2,631
Total current liabilities	519,590
Common stock, no par, shares authorized 60,000 shares issued and outstanding 20,000	10,000
Additional paid in capital	20,000
Retained earnings	4,003,211
Total stockholder's equity	4,033,211
	$ 4,552,801

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE PERIOD ENDING DECEMBER 31, 2006

REVENUES:	
Commissions	$ 1,695,211
Interest and other revenue	64,546
Total revenues	1,759,757
EXPENSES:	
Commissions	714,166
Operating expenses	823,099
Taxes, other than income tax	16,821
Total expenses	1,554,086
Income before income taxes	205,671
INCOME TAXES	70,118
NET INCOME	135,553
RETAINED EARNINGS, beginning of period	3,867,658
RETAINED EARNINGS, end of period	$ 4,003,211

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDING DECEMBER 31, 2006

INCREASE (DECREASE) IN CASH AND EQUIVALENTS:	
Cash flows from operating activities:	
Net income	$ 135,553
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Commissions receivable	148,152
Prepaid expense	(8,776)
Accounts payable	(61,906)
Commissions payable and related items	(167,373)
Due from affiliates	(37,262)
Single business tax payable	(11,872)
Total adjustments	(139,037)
Net used by operating activities	(3,484)
Cash flows from financing activities:	
Purchase of capital assets	(10,000)
NET DECREASE IN CASH AND EQUIVALENTS	(13,484)
CASH AND EQUIVALENTS:	
Beginning of period	4,002,716
End of period	$ 3,989,232

See notes to financial statements.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense based on its assessment of the current status of individual accounts. Currently no allowance for doubtful accounts is considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Securities owned, not readily marketable - Securities owned, not readily marketable are recorded at estimated fair value.

Equipment and depreciation - Assets are recorded at cost and depreciated over their estimated useful lives using accelerated methods. The Company's policy is to capitalize assets with lives in excess of one year and cost greater than $1,000. Costs of repairs and maintenance are charged to expense when incurred. The estimated useful lives are as follows:

Computer equipment and software	3 - 5 years

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenue recognition - Commission revenue is recognized utilizing the trade-date basis.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker - dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

In 2006, the Company changed its fiscal year from August 31 to December 31. The financial statements are being presented for the four months ending December 31, 2006.

During 1999, the Company requested and was granted permission for exemption from Securities and Exchange Commission's Rule 15c 3-3, pursuant to Paragraph (k)(2)(i), allowing the company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers".

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables.

The Company deposits its cash and temporary cash investments with high-credit-quality financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the state of Michigan. For the period ending December 31, 2006, 87% of the Company's commission revenue was generated from two companies, Company A represented 43% and Company B represented 44%. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk.

Registered sales representatives of the Company are covered by a collective bargaining contract which expires in the year 2007.

NOTE 3 - EQUIPMENT

Equipment consists of the following as of December 31, 2006:

Computer software	$ 95,727
Computer equipment	18,363
Work in process	10,000
	124,090
Less accumulated depreciation	114,090
Net equipment	$ 10,000

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Income tax expense on a separate return basis amounted to $70,118 for the period ending December 31, 2006. As of December 31, 2006, the Company had the amount due to the parent of $7,209 for income taxes.

There are no significant differences between "book" and "tax" income.

NOTE 5 - RELATED PARTY TRANSACTIONS

Transactions with
MEA Financial Services, Inc. (Financial Services)

The Company has entered into an agreement with Financial Services, its parent company, whereby Financial Services will provide executive support, office space, equipment, administrative and clerical support to the Company. The Company incurred $600,000 for such services for the period ending December 31, 2006.

In addition to the above agreement, the Company paid Financial Services approximately $826, in miscellaneous reimbursements, including the purchase of insurance.

Transactions with
Michigan Education Special Services Association (MESSA)

The Company did not make any payments to MESSA for the period ending December 31, 2006.

Transactions with the Michigan Education Association (MEA)
(Sole stockholder of MEA Financial Services)

MEA serves as a "common paymaster" on behalf of all of its affiliated entities. Reimbursements paid to MEA, which are based on actual compensation and payroll taxes and various other reimbursements, amounted to approximately $1,050,000 for the period ending December 31, 2006.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS (Concluded)

Year End Inter-Company Balances

Amounts due to affiliates at December 31, 2006 are as follows:

MEA Financial Services	$ 8,434
MEA	3,527
	$ 11,961

NOTE 6 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Paradigm paid approximately $104,000 to Financial Services for federal income taxes during the period ending December 31, 2006.

NOTE 7 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that regulatory net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to regulatory net capital, as defined. Regulatory net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had regulatory net capital of $3,689,638, which was $3,654,999 in excess of its required capital of $34,639. The Company's regulatory net capital ratio was .14:1.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Paradigm Equities, Inc. as of and for the period ending December 31, 2006 and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Maner, Costerisan & Ellis P.C.

Certified Public Accountants

Lansing, Michigan
February 21, 2007

SCHEDULE I
PARADIGM EQUITIES, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

NET CAPITAL:		
Total stockholder's equity		$ 4,033,211
Deductions and/or charges:		
Non-allowable assets:		
Other assets:		
Mutual fund trailer fees	$ 27,705	
Over 30 day variable rate annuity commissions receivable	196,479	
Securities not readily marketable	3,300	
Prepaid expense	20,549	248,033
Net capital before haircuts on securities positions		3,785,178
Haircuts on securities (computed, money market funds included in cash and cash equivalents)		95,540
Net capital		$ 3,689,638
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses and other liabilities		$ 507,629
Due to affiliate		11,961
Total aggregate indebtedness		$ 519,590
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of $519,590 pursuant to Rule 15c3-1)		$ 34,639
Excess net capital		$ 3,654,999
Ratio: Aggregate indebtedness to net capital		.14 : 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report Filing as of the same date.

END